================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                             -----------------------
                                   SCHEDULE TO
                                  (RULE 13e-4)

             TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             -----------------------
                               PENTON MEDIA, INC.
                       (NAME OF SUBJECT COMPANY -- ISSUER)
                       (NAME OF FILING PERSON -- OFFEROR)

                             -----------------------
          OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE,
 ISSUED UNDER THE PENTON MEDIA, INC. 1998 EQUITY AND PERFORMANCE INCENTIVE PLAN
            (AS AMENDED AND RESTATED EFFECTIVE AS OF MARCH 15, 2001)

                         (TITLE OF CLASS OF SECURITIES)

                             -----------------------
                                    709668107
         (CUSIP NUMBER OF CLASS OF SECURITIES (UNDERLYING COMMON STOCK))

                             -----------------------
                                 PRESTON L. VICE
                                    SECRETARY
                               PENTON MEDIA, INC.
                            THE PENTON MEDIA BUILDING
                                 1300 E. 9TH ST.
                               CLEVELAND, OH 44114
                            TELEPHONE: (216) 696-7000
                            FACSIMILE: (216) 696-1752
                     (NAME, ADDRESS AND TELEPHONE NUMBER OF
                    PERSON AUTHORIZED TO RECEIVE NOTICES AND
                   COMMUNICATIONS ON BEHALF OF FILING PERSON)

                     ---------------------------------------
                                   COPIES TO:
                           CHRISTOPHER M. KELLY, ESQ.
                           JONES, DAY, REAVIS & POGUE
                                   NORTH POINT
                               901 LAKESIDE AVENUE
                              CLEVELAND, OHIO 44114
                            TELEPHONE: (216) 586-3939
                            FACSIMILE: (216) 579-0212

                            CALCULATION OF FILING FEE

TRANSACTION VALUATION*                                      AMOUNT OF FILING FEE
----------------------                                      --------------------
    $142,814                                                         $13.14


* Estimated for purposes of calculating the amount of the filing fee only. The filing fee calculation assumes that all currently outstanding employee stock options to purchase approximately 918,600 shares of Penton Media, Inc. common stock eligible to participate in the offer as described herein are acquired. In accordance with Rules 0-11(d) and 0-11(a)(4) under the Securities Exchange Act of 1934, the fee is based on the product of (a) the value of such options calculated based on the Black-Scholes option pricing model as the transaction value ($142,814), multiplied by (b) $92.00 per million.

[_] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

AMOUNT PREVIOUSLY PAID:   __________         FILING PARTY:   ___________
FORM OR REGISTRATION NO.  __________         DATE FILED:     ___________

[_] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS
    MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY TRANSACTIONS TO WHICH THE STATEMENT RELATES:

[_] Third-party tender offer subject to Rule 14d-1.
[X] Issuer tender offer subject to Rule 13e-4.
[_] Going-private transaction subject to Rule 13e-3.
[_] Amendment to Schedule 13D under Rule 13d-2.

CHECK THE FOLLOWING BOX IF THE FILING IS A FINAL AMENDMENT REPORTING THE RESULTS OF THE TENDER OFFER: [_]

================================================================================

                             INTRODUCTORY STATEMENT

           This Tender Offer Statement on Schedule TO relates to our offer to exchange certain options to purchase shares of our common stock, par value $.01 per share, for new options to purchase shares of our common stock at a per share exercise price equal to the closing price of a share of our common stock on the New York Stock Exchange on the date of grant upon the terms and subject to the conditions in the Offer to Exchange dated July 26, 2002 attached hereto as Exhibit (a)(1) (the "Offer to Exchange") and the related Letter of Transmittal (including the Form of Election) attached hereto as Exhibit (a)(2) (the "Letter of Transmittal" and collectively with the Offer to Exchange, as the Offer to Exchange and the Letter of Transmittal may be amended from time to time, the "Offer").

           The information in the Offer to Exchange and the Letter of Transmittal is incorporated herein by reference in answer to all applicable items in this Schedule TO, except as otherwise set forth below.

ITEM 1. SUMMARY TERM SHEET.

The information set forth in the Offer to Exchange under the heading "Summary Term Sheet" is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

(a) The issuer, Penton Media, Inc. ("Penton"), is a Delaware corporation with its principal executive offices located at The Penton Media Building, 1300 E. 9th St., Cleveland, Ohio 44114, U.S.A. The telephone number of the executive office is 1-216-696-7000.

(b) This Tender Offer Statement on Schedule TO relates to the exchange by Eligible Employees of outstanding options to purchase Penton common stock, par value $0.01 per share, issued under the Penton Media, Inc. 1998 Equity and Performance Incentive Plan (As Amended and Restated Effective as of March 15,
2001) (the "Option Plan") with exercise prices greater than or equal to $16.225 per share (the "Eligible Options") for new options to purchase shares of common stock to be issued under the Option Plan ("New Options"). New Options will be granted to Eligible Employees upon the terms and subject to the conditions set forth in the Offer to Exchange and the Letter of Transmittal to be filed by amendment to this Schedule TO as exhibits. Options to purchase 918,600 shares of Penton common stock are outstanding under the Option Plan on the date hereof. There are 265 Eligible Options outstanding under the Option Plan on the date hereof. The approximate maximum number of shares of Penton common stock which may be acquired under New Options is 459,300 shares. The New Options will be granted on or promptly after the first business day that is at least six months and one day after the Eligible Options tendered pursuant to the Offer are cancelled.

(c) Penton common stock is traded on the New York Stock Exchange. The information set forth in the Offer to Exchange under the heading "The Offer: 8. Price Range of Common Stock Underlying the Eligible Options" is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSON.

(a) The information set forth under Item 2(a) above is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

(a) The terms of the Offer are set forth in the Offer to Exchange under the headings "Summary Term Sheet," "The Offer: 1. Eligible Employees," "The Offer:
2. Number of Options; Expiration Date," "The Offer: 4. Procedures for Participating in the Offer to Exchange," "The Offer: 5. Withdrawal Rights," "The
Offer: 6. Acceptance of Eligible Options for Exchange and Issuance of New Options," "The Offer: 7. Conditions of the Offer," "The Offer: 9. Source and Amount of Consideration; Terms of New Options," "The Offer: 12. Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer," "The Offer: 14. Material U.S. Federal Income Tax Consequences," "The
Offer: 15. Material Tax Consequences for Employees Who Are Tax

Residents in the United Kingdom," "The Offer: 16. Material Tax Consequences for Employees Who Are Tax Residents in Hong Kong" and "The Offer: 17. Extension of Offer; Termination; Amendment" which are incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under the heading "The
Offer: 1. Eligible Employees" is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The information set forth in the Offer to Exchange under the heading "The Offer:
11. Interests of Directors and Officers; Transactions and Arrangements Concerning the Eligible Options and Our Common Stock" is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) The purposes of the Offer are set forth in the Offer to Exchange under the headings "Summary Term Sheet" and "The Offer: 3. Purpose of the Offer."

(b) The Eligible Options tendered and accepted under the Offer will be cancelled. The information set forth in the Offer to Exchange under the headings "The Offer: 6. Acceptance of Eligible Options for Exchange and Issuance of New Options" and "The Offer: 9. Source and Amount of Consideration; Terms of New Options" is incorporated herein by reference.

(c) The information set forth in the Offer to Exchange under the heading "The
Offer: 11. Interests of Directors and Officers; Transactions and Arrangements Concerning the Eligible Options and Our Common Stock" is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in the Offer to Exchange under the heading "The
Offer: 9. Source and Amount of Consideration; Terms of New Options" is incorporated herein by reference.

(b), (d) Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information set forth in the Offer to Exchange under the heading "The Offer:
11. Interests of Directors and Officers; Transactions and Arrangements Concerning the Eligible Options and Our Common Stock" is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

The information set forth in the Offer to Exchange under the heading "The Offer:
18. Fees and Expenses" is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

The information set forth in the Offer to Exchange under the heading "The Offer:
10. Information Concerning Penton" and "The Offer: 19. Additional Information" is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

(a), (b)   Not applicable.

ITEM 12. EXHIBITS.

               (a)(1) Penton Media, Inc. Stock Option Exchange Program Tender Offer Statement dated July 26, 2002.

               (a)(2)         Letter of Transmittal and Form of Election

               (a)(3)         Cover Letter

               (b)            Not applicable.

               (d)(1) Penton Media, Inc. 1998 Equity and Performance Incentive Plan (As Amended and Restated Effective as of March 15, 2001), incorporated by reference to Exhibit 10.5 to Penton's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, filed August 14, 2001 (File No. 1-14337).

               (d)(2) Amended and Restated Series B Convertible Preferred Stock and Warrant Purchase Agreement, incorporated by reference to Exhibit 10.1 to Penton's Form 8-K dated and filed with the SEC on March 19, 2002 (File No. 1-14337).

               (d)(3) Amendment No. 1 to the Amended and Restated Series B Convertible Preferred Stock and Warrant Purchase Agreement, incorporated by reference to Exhibit
                              10.3 to Penton's Amended Registration Statement on Form S-3/A dated and filed with the SEC on June 25, 2002 (File No. 333-86174).

               (d)(4) Amended Certificate of Designations, Preferences and Rights of the Series B Convertible Preferred Stock of Registrant, incorporated by reference to
                              Exhibit 3.1 to Penton's Amended Registration
                              Statement on Form S-3/A dated and filed with the SEC on June 4, 2002 (File No. 333-86174).

               (g)            Not applicable.

               (h)            Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

                                    SIGNATURE

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2002

                                      PENTON MEDIA, INC.


                                      By:  /s/ Preston L. Vice
                                         -------------------------------
                                      Name:  Preston L. Vice
                                      Title:    Secretary

                                INDEX TO EXHIBITS

 Exhibit Number     Description

     (a)(1) Penton Media, Inc. Stock Option Exchange Program Tender Offer Statement dated July 26, 2002.

     (a)(2)       Letter of Transmittal and Form of Election

     (a)(3)       Cover Letter

     (d)(1)       Penton Media, Inc. 1998 Equity and Performance Incentive
                  Plan (As Amended and Restated Effective as of March
                  15, 2001), incorporated by reference to Exhibit 10.5 to Penton's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, filed August 14, 2001 (File No. 1-14337).

     (d)(2) Amended and Restated Series B Convertible Preferred Stock and Warrant Purchase Agreement, incorporated by reference to
                  Exhibit 10.1 to Penton's Form 8-K dated and filed with the SEC on March 19, 2002 (File No. 1-14337).

     (d)(3) Amendment No. 1 to the Amended and Restated Series B Convertible Preferred Stock and Warrant Purchase Agreement, incorporated by reference to Exhibit 10.3 to Penton's Amended Registration Statement on Form S-3/A dated and filed with the SEC on June 25, 2002 (File No. 333-86174).

     (d)(4) Amended Certificate of Designations, Preferences and Rights of the Series B Convertible Preferred Stock of Registrant, incorporated by reference to Exhibit 3.1 to Penton's Amended Registration Statement on Form S-3/A dated and filed with the SEC on June 4, 2002 (File No. 333-86174).